                        SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, DC  20549



                                     FORM 11-K


                                   ANNUAL REPORT
                          PURSUANT TO SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934


(Mark One):

  X       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
 ---      EXCHANGE ACT OF 1934.



For the fiscal year ended December 31, 1997
                          -----------------

                                         OR

          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
 ---      EXCHANGE ACT OF 1934.

For the transition period from                      to
                               --------------------    --------------------
Commission file number      1-9390
                       --------------

                       FOODMAKER, INC. EASY$AVER PLUS PLAN
                              (Full title of the Plan)



                                FOODMAKER, INC.
          (Name of issuer of the securities held pursuant to the Plan)


                             9330 Balboa Avenue
                            San Diego, CA  92123
                  (Address of principal executive offices)

                     FOODMAKER, INC. EASY$AVER PLUS PLAN

                      Financial Statements and Schedules

                          December 31, 1997 and 1996

                  (With Independent Auditors' Report Thereon)

                      FOODMAKER, INC. EASY$AVER PLUS PLAN

                          December 31, 1997 and 1996

                               TABLE OF CONTENTS


                                                                   Page Number
                                                                   -----------



Independent Auditors' Report                                               1

Statement of Net Assets Available for Benefits With Fund Information
  as of December 31, 1997                                                  2

Statement of Net Assets Available for Benefits With Fund Information
  as of December 31, 1996                                                  4

Statement of Changes in Net Assets Available for Benefits
  With Fund Information for the year ended December 31, 1997               6

Statement of Changes in Net Assets Available for Benefits
  With Fund Information for the year ended December 31, 1996               8

Notes to Financial Statements                                             11

Schedule I - Line 27a - Schedule of Assets Held for Investment Purposes   17

Schedule II - Line 27d - Schedule of Reportable Transactions              19

                           Independent Auditors' Report
                           ----------------------------

The Participants and the
      Administrative Committee
Foodmaker, Inc. Easy$aver Plus Plan:


We have audited the accompanying statements of net assets available for benefits of the Foodmaker, Inc. Easy$aver Plus Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for each of the years in the two-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules I and II are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for benefits with fund information and the statements of changes in net assets available for benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                       KPMG PEAT MARWICK LLP


San Diego, California
June 15, 1998

                        FOODMAKER, INC. EASY$AVER PLUS PLAN
        Statement of Net Assets Available for Benefits With Fund Information
                                  December 31, 1997
                                   (in thousands)

                                                                                        Dreyfus
                                          Certus      Dreyfus     Dreyfus     Dreyfus   Lifetime     Dreyfus    Neuberger
                                          Stable     Short/Int  Disciplined  Lifetime   Growth &    Lifetime    & Berman
                                           Value       Govt        Stock      Income     Income      Growth     Gaurdian     Sub
                                           Fund        Fund        Fund        Fund       Fund        Fund        Trust     Total
                                           ----        ----        ----        ----       ----        ----        -----     -----
Assets
Investments, at fair value:
 Common/collective trust funds          $     -           -           -           -          -           -           -          -
 Common stocks                                -           -           -           -          -           -           -          -
 Mutual funds                             6,254       1,018       7,537         244     10,529         938         966     27,486
 Participant notes receivable                 -           -           -           -          -           -           -          -
                                        -------     -------     -------     -------    -------     -------     -------    -------
                                          6,254       1,018       7,537         244     10,529         938         966     27,486

Investments, at contract value:
 Guaranteed investment contracts          5,347           -           -           -          -           -           -      5,347
                                        -------     -------     -------     -------    -------     -------     -------    -------

     Total investments                   11,601       1,018       7,537         244     10,529         938         966     32,833
                                        -------     -------     -------     -------    -------     -------     -------    -------

Receivables:
 Due from broker                              -           2          10           1         26          10           3         52
 Interest                                    69           -           -           -          -           -           -         69
                                        -------     -------     -------     -------    -------     -------     -------    -------
                                             69           2          10           1         26          10           3        121
                                        -------     -------     -------     -------    -------     -------     -------    -------

Cash                                      1,613           -           -           -          -           -           -      1,613
                                        -------     -------     -------     -------    -------     -------     -------    -------

     Total assets                        13,283       1,020       7,547         245     10,555         948         969     34,567
                                        -------     -------     -------     -------    -------     -------     -------    -------

Liabilities
Accrued expenses                             24           -           -           -          -           -           -         24
Due to broker                                 -           -           -           -          -           -           -          -
                                        -------     -------     -------     -------    -------     -------     -------    -------
                                             24           -           -           -          -           -           -         24
                                        -------     -------     -------     -------    -------     -------     -------    -------

Net assets available for benefits       $13,259       1,020       7,547         245     10,555         948         969     34,543
                                        =======     =======     =======     =======    =======     =======     =======    =======



                                                                                                                          (Cont-
                                                                                                                          inued)

                        FOODMAKER, INC. EASY$AVER PLUS PLAN
Statement of Net Assets Available for Benefits With Fund Information, Continued
                                December 31, 1997
                                 (in thousands)

                                                                                         Warburg
                                                      Crabbe                  Crabbe     Pincus    Foodmaker,
                                                       Huson     Heartland     Huson      Intl.       Inc.     Participant
                                            Sub       Equity       Value      Special    Equity      Common       Notes
                                           Total       Fund        Fund        Fund       Fund        Stock    Receivable   Total
                                           -----       ----        ----        ----       ----        -----    ----------   -----
Assets
Investments, at fair value:
 Common/collective trust funds          $     -           -           -           -          -          48           -         48
 Common stocks                                -           -           -           -          -       4,118           -      4,118
 Mutual funds                            27,486         394       1,301         198        439           -           -     29,818
 Participant notes receivable                 -           -           -           -          -           -       3,801      3,801
                                        -------     -------     -------     -------    -------     -------     -------    -------
                                         27,486         394       1,301         198        439       4,166       3,801     37,785

Investments, at contract value:
 Guaranteed investment contracts          5,347           -           -           -          -           -           -      5,347
                                        -------     -------     -------     -------    -------     -------     -------    -------

     Total investments                   32,833         394       1,301         198        439       4,166       3,801     43,132
                                        -------     -------     -------     -------    -------     -------     -------    -------

Receivables:
 Due from broker                             52           1           9           -          1          57           -        120
 Interest                                    69           -           -           -          -           -           -         69
                                        -------     -------     -------     -------    -------     -------     -------    -------
                                            121           1           9           -          1          57           -        189
                                        -------     -------     -------     -------    -------     -------     -------    -------

Cash                                      1,613           -           -           -          -           -           -      1,613
                                        -------     -------     -------     -------    -------     -------     -------    -------

     Total assets                        34,567         395       1,310         198        440       4,223       3,801     44,934
                                        -------     -------     -------     -------    -------     -------     -------    -------

Liabilities
Accrued expenses                             24           -           -           -          -           -           -         24
Due to broker                                 -           -           -           -          -          22           -         22
                                        -------     -------     -------     -------    -------     -------     -------    -------
                                             24           -           -           -          -          22           -         46
                                        -------     -------     -------     -------    -------     -------     -------    -------

Net assets available for benefits       $34,543         395       1,310         198        440       4,201       3,801     44,888
                                        =======     =======     =======     =======    =======     =======     =======    =======

See accompanying notes to financial statements.

                       FOODMAKER, INC. EASY$AVER PLUS PLAN
      Statement of Net Assets Available for Benefits With Fund Information
                               December 31, 1996
                                (in thousands)

                                                                                         Dreyfus
                                          Certus      Dreyfus     Dreyfus     Dreyfus   Lifetime     Dreyfus    Neuberger
                                          Stable     Short/Int  Disciplined  Lifetime   Growth &    Lifetime    & Berman
                                           Value       Govt        Stock      Income     Income      Growth     Gaurdian     Sub
                                           Fund        Fund        Fund        Fund       Fund        Fund        Trust     Total
                                           ----        ----        ----        ----       ----        ----        -----     -----
Assets
Investments, at fair value:
 Common/collective trust funds          $    41           9          24           4         30           8           8        124
 Common stocks                                -           -           -           -          -           -           -          -
 Mutual funds                             3,554         918       5,355         106      8,954         300         396     19,583
 Participant notes receivable                 -           -           -           -          -           -           -          -
                                        -------     -------     -------     -------    -------     -------     -------    -------
                                          3,595         927       5,379         110      8,984         308         404     19,707

Investments, at contract value:
 Guaranteed investment contracts          9,896           -           -           -          -           -           -      9,896
                                        -------     -------     -------     -------    -------     -------     -------    -------

     Total investments                   13,491         927       5,379         110      8,984         308         404     29,603
                                        -------     -------     -------     -------    -------     -------     -------    -------


Receivables:
 Due from broker                              -           8          43           -         48           1           2        102
 Interest                                    67           -           -           -          -           -           -         67
                                        -------     -------     -------     -------    -------     -------     -------    -------
                                             67           8          43           -         48           1           2        169
                                        -------     -------     -------     -------    -------     -------     -------    -------
     Total assets                        13,558         935       5,422         110      9,032         309         406     29,772
                                        -------     -------     -------     -------    -------     -------     -------    -------

Liabilities
Accrued expenses                             12           -           -           -          -           -           -         12
Due to broker                                 -           -           -           -          -           -           -          -
                                        -------     -------     -------     -------    -------     -------     -------    -------
                                             12           -           -           -          -           -           -         12
                                        -------     -------     -------     -------    -------     -------     -------    -------

Net assets available for benefits       $13,546         935       5,422         110      9,032         309         406     29,760
                                        =======     =======     =======     =======    =======     =======     =======    =======



                                                                                                                          (Cont-
                                                                                                                          inued)

                       FOODMAKER, INC. EASY$AVER PLUS PLAN
                  Statement of Net Assets Available for Benefits
                        With Fund Information, Continued
                                December 31, 1996
                                 (in thousands)

                                                                                         Warburg
                                                      Crabbe                  Crabbe     Pincus    Foodmaker,
                                                       Huson     Heartland     Huson      Intl.       Inc.     Participant
                                            Sub       Equity       Value      Special    Equity      Common       Notes
                                           Total       Fund        Fund        Fund       Fund        Stock    Receivable   Total
                                           -----       ----        ----        ----       ----        -----    ----------   -----
Assets
Investments, at fair value:
 Common/collective trust funds          $   124           4           7           2          4          12           -        153
 Common stocks                                -           -           -           -          -       2,288           -      2,288
 Mutual funds                            19,583         169         575          89        222           -           -     20,638
 Participant notes receivable                 -           -           -           -          -           -       3,231      3,231
                                        -------     -------     -------     -------    -------     -------     -------    -------
                                         19,707         173         582          91        226       2,300       3,231     26,310

Investments, at contract value:
 Guaranteed investment contracts          9,896           -           -           -          -           -           -      9,896
                                        -------     -------     -------     -------    -------     -------     -------    -------

     Total investments                   29,603         173         582          91        226       2,300       3,231     36,206
                                        -------     -------     -------     -------    -------     -------     -------    -------

Receivables:
 Due from broker                            102           2           2           1          -           8           -        115
 Interest                                    67           -           -           -          -           -           -         67
                                        -------     -------     -------     -------    -------     -------     -------    -------
                                            169           2           2           1          -           8           -        182
                                        -------     -------     -------     -------    -------     -------     -------    -------

     Total assets                        29,772         175         584          92        226       2,308       3,231     36,388
                                        -------     -------     -------     -------    -------     -------     -------    -------

Liabilities
Accrued expenses                             12           -           -           -          -           -           -         12
Due to broker                                 -           -           -           -          -           3           -          3
                                        -------     -------     -------     -------    -------     -------     -------    -------
                                             12           -           -           -          -           3           -         15
                                        -------     -------     -------     -------    -------     -------     -------    -------

Net assets available for benefits       $29,760         175         584          92        226       2,305       3,231     36,373
                                        =======     =======     =======     =======    =======     =======     =======    =======

See accompanying notes to financial statements.

                          FOODMAKER, INC. EASY$AVER PLUS PLAN
               Statement of Changes in Net Assets Available for Benefits
                                With Fund Information
                             Year ended December 31, 1997
                                   (in thousands)

                                                                                         Dreyfus
                                          Certus      Dreyfus     Dreyfus     Dreyfus   Lifetime     Dreyfus    Neuberger
                                          Stable     Short/Int  Disciplined  Lifetime   Growth &    Lifetime    & Berman
                                           Value       Govt        Stock      Income     Income      Growth     Gaurdian    Sub
                                           Fund        Fund        Fund        Fund       Fund        Fund        Trust    Total
                                           ----        ----        ----        ----       ----        ----        -----    -----
Additions
Additions to net assets attributed to:
 Investment income:
  Net appreciation (depreciation)
   in fair value of investments         $     -          (1)      1,702           8      1,461         109          74     3,353
  Interest                                  819           -           -           -          -           -           -       819
  Dividends                                   -          57          50          12        354          25           4       502
                                        -------     -------     -------     -------    -------     -------     -------   -------
                                            819          56       1,752          20      1,815         134          78     4,674
                                        -------     -------     -------     -------    -------     -------     -------   -------

 Contributions:
  Participants'                             949         198         615         108        731         275         241     3,117
  Employer's                                317          60         172          34        218          73          59       933
                                        -------     -------     -------     -------    -------     -------     -------   -------
                                          1,266         258         787         142        949         348         300     4,050
                                        -------     -------     -------     -------    -------     -------     -------   -------
     Total additions                      2,085         314       2,539         162      2,764         482         378     8,724
                                        -------     -------     -------     -------    -------     -------     -------   -------

Deductions:
Deductions in net assets attributed to:
 Benefits paid to participants            1,018         148         578          24        819          31          43     2,661
 Administrative expenses                     54           2           7           1          9           1           1        75
                                        -------     -------     -------     -------    -------     -------     -------   -------
     Total deductions                     1,072         150         585          25        828          32          44     2,736
                                        -------     -------     -------     -------    -------     -------     -------   -------

Net increase prior to
 interfund transfers                      1,013         164       1,954         137      1,936         450         334     5,988
Interfund transfers                      (1,300)        (79)        171          (2)      (413)        189         229    (1,205)
                                        -------     -------     -------     -------    -------     -------     -------   -------
     Net increase (decrease)               (287)         85       2,125         135      1,523         639         563     4,783

Net assets available for benefits:
 Beginning of year                       13,546         935       5,422         110      9,032         309         406    29,760
                                        -------     -------     -------     -------    -------     -------     -------   -------
 End of year                            $13,259       1,020       7,547         245     10,555         948         969    34,543
                                        =======     =======     =======     =======    =======     =======     =======   =======

                                                                                                                         (Cont-
                                                                                                                         inued)

                       FOODMAKER, INC. EASY$AVER PLUS PLAN
           Statement of Changes in Net Assets Available for Benefits
                        With Fund Information, Continued
                           Year ended December 31, 1997
                               (in thousands)

                                                                                         Warburg
                                                      Crabbe                  Crabbe     Pincus    Foodmaker,
                                                       Huson     Heartland     Huson      Intl.       Inc.     Participant
                                            Sub       Equity       Value      Special    Equity      Common       Notes
                                           Total       Fund        Fund        Fund       Fund        Stock    Receivable   Total
                                           -----       ----        ----        ----       ----        -----    ----------   -----
Additions
Additions to net assets attributed to:
 Investment income:
  Net appreciation (depreciation)
   in fair value of investments         $ 3,353          54         177           8        (38)      1,665           -      5,219
  Interest                                  819           -           -           -          -           2         308      1,129
  Dividends                                 502           1           6           2          6           -           -        517
                                        -------     -------     -------     -------    -------     -------     -------    -------
                                          4,674          55         183          10        (32)      1,667         308      6,865
                                        -------     -------     -------     -------    -------     -------     -------    -------

 Contributions:
  Participants'                           3,117         124         236          64        126         381           -      4,048
  Employer's                                933          29          55          14         26         103           -      1,160
                                        -------     -------     -------     -------    -------     -------     -------    -------
                                          4,050         153         291          78        152         484           -      5,208
                                        -------     -------     -------     -------    -------     -------     -------    -------
     Total additions                      8,724         208         474          88        120       2,151         308     12,073
                                        -------     -------     -------     -------    -------     -------     -------    -------


Deductions:
Deductions in net assets attributed to:
 Benefits paid to participants            2,661          22          36          16         18         491         232      3,476
 Administrative expenses                     75           1           1           -          1           4           -         82
                                        -------     -------     -------     -------    -------     -------     -------    -------
     Total deductions                     2,736          23          37          16         19         495         232      3,558
                                        -------     -------     -------     -------    -------     -------     -------    -------

Net increase prior to
 interfund transfers                      5,988         185         437          72        101       1,656          76      8,515
Interfund transfers                      (1,205)         35         289          34        113         240         494          -
                                        -------     -------     -------     -------    -------     -------     -------    -------
     Net increase (decrease)              4,783         220         726         106        214       1,896         570      8,515

Net assets available for benefits:
 Beginning of year                       29,760         175         584          92        226       2,305       3,231     36,373
                                        -------     -------     -------     -------    -------     -------     -------    -------
 End of year                            $34,543         395       1,310         198        440       4,201       3,801     44,888
                                        =======     =======     =======     =======    =======     =======     =======    =======




See accompanying notes to financial statements.

                      FOODMAKER, INC. EASY$AVER PLUS PLAN
            Statement of Changes in Net Assets Available for Benefits
                               With Fund Information
                           Year ended December 31, 1996
                                (in thousands)

                                         Fidelity                Twentieth    Certus     Dreyfus     Dreyfus
                                          Equity       Fixed      Century     Stable    Short/Int  Disciplined
                                          Income      Income      Select       Value      Govt        Stock        Sub
                                           Fund        Fund        Fund        Fund       Fund        Fund        Total
                                           ----        ----        ----        ----       ----        ----        -----
Additions
Additions to net assets attributed to:
 Investment income:
  Net appreciation (depreciation)
   in fair value of investments         $   380           -         139           -        (17)        689       1,191
  Interest                                    1         147           1         611         11           -         771
  Dividends                                 179           -           -           -         38          49         266
                                        -------     -------     -------     -------    -------     -------     -------
                                            560         147         140         611         32         738       2,228
                                        -------     -------     -------     -------    -------     -------     -------

 Contributions:
  Participants'                             174         288         113         753        231         429       1,988
  Employer's                                 52          97          32         259         65         125         630
                                        -------     -------     -------     -------    -------     -------     -------
                                            226         385         145       1,012        296         554       2,618
                                        -------     -------     -------     -------    -------     -------     -------
     Total additions                        786         532         285       1,623        328       1,292       4,846
                                        -------     -------     -------     -------    -------     -------     -------

Deductions
Deductions in net assets attributed to:
 Benefits paid to participants              431       1,025         246         634         47         164       2,547
 Administrative expenses                      7          37           6          47          8           8         113
                                        -------     -------     -------     -------    -------     -------     -------
     Total deductions                       438       1,062         252         681         55         172       2,660
                                        -------     -------     -------     -------    -------     -------     -------

Net increase (decrease) prior to
 interfund transfers                        348        (530)         33         942        273       1,120       2,186
Interfund transfers                      (9,371)    (13,944)     (3,055)     12,604        (40)      4,302      (9,504)
                                        -------     -------     -------     -------    -------     -------     -------
     Net increase (decrease)             (9,023)    (14,474)     (3,022)     13,546        233       5,422      (7,318)

Net assets available for benefits:
 Beginning of year                        9,023      14,474       3,022           -        702           -      27,221
                                        -------     -------     -------     -------    -------     -------     -------
 End of year                            $     -           -           -      13,546        935       5,422      19,903
                                        =======     =======     =======     =======    =======     =======     =======



                                                                                                               (Cont-
                                                                                                               inued)

                        FOODMAKER, INC. EASY$AVER PLUS PLAN
              Statement of Changes in Net Assets Available for Benefits
                         With Fund Information, Continued
                          Year ended December 31, 1996
                                (in thousands)

                                                                  Dreyfus
                                                      Dreyfus    Lifetime     Dreyfus   Neuberger    Crabbe
                                                     Lifetime    Growth &    Lifetime   & Berman      Huson
                                            Sub       Income      Income      Growth    Guardian     Equity        Sub
                                           Total       Fund        Fund        Fund       Trust       Fund        Total
                                           -----       ----        ----        ----       -----       ----        -----
Additions
Additions to net assets attributed to:
 Investment income:
  Net appreciation (depreciation)
   in fair value of investments         $ 1,191         (1)        667          19          38         14        1,928
  Interest                                  771          -           1           -           -          -          772
  Dividends                                 266          5         190           5           2          1          469
                                        -------    -------     -------     -------     -------    -------      -------
                                          2,228          4         858          24          40         15        3,169

 Contributions:
  Participants'                           1,988         78         578         159         125         77        3,005
  Employer's                                630         24         177          46          33         20          930
                                        -------    -------     -------     -------     -------    -------      -------
                                          2,618        102         755         205         158         97        3,935
                                        -------    -------     -------     -------     -------    -------      -------
     Total additions                      4,846        106       1,613         229         198        112        7,104
                                        -------    -------     -------     -------     -------    -------      -------

Deductions
Deductions in net assets attributed to:
 Benefits paid to participants            2,547          6         440          10           2          2        3,007
 Administrative expenses                    113          1          12           1           -          -          127
                                        -------    -------     -------     -------     -------    -------      -------
     Total deductions                     2,660          7         452          11           2          2        3,134
                                        -------    -------     -------     -------     -------    -------      -------

Net increase (decrease) prior to
 interfund transfers                      2,186         99       1,161         218         196        110        3,970
Interfund transfers                      (9,504)        11       7,871          91         210         65       (1,256)
                                        -------    -------     -------     -------     -------    -------      -------
     Net increase (decrease)             (7,318)       110       9,032         309         406        175        2,714

Net assets available for benefits:
 Beginning of year                       27,221          -           -           -           -          -       27,221
                                        -------    -------     -------     -------     -------    -------      -------
 End of year                            $19,903        110       9,032         309         406        175       29,935
                                        =======    =======     =======     =======     =======    =======      =======


                                                                                                               (Cont-
                                                                                                               inued)

                         FOODMAKER, INC. EASY$AVER PLUS PLAN
                Statement of Changes in Net Assets Available for Benefits
                          With Fund Information, Continued
                             Year ended December 31, 1996
                                   (in thousands)

                                                                              Warburg
                                                                  Crabbe      Pincus   Foodmaker,
                                                     Heartland     Huson       Intl.      Inc.     Participant
                                            Sub        Value      Special     Equity     Common       Notes
                                           Total       Fund        Fund        Fund       Stock    Receivable     Total
                                           -----       ----        ----        ----       -----    ----------     -----
Additions
Additions to net assets attributed to:
 Investment income:
  Net appreciation (depreciation)
   in fair value of investments         $ 1,928          39           4           2        689           -       2,662
  Interest                                  772           -           -           -          1         228       1,001
  Dividends                                 469           1           1           5          -           -         476
                                        -------     -------     -------     -------    -------     -------     -------
                                          3,169          40           5           7        690         228       4,139

 Contributions:
  Participants'                           3,005         125          43          67        275           -       3,515
  Employer's                                930          31          11          18         78           -       1,068
                                        -------     -------     -------     -------    -------     -------     -------
                                          3,935         156          54          85        353           -       4,583
                                        -------     -------     -------     -------    -------     -------     -------
     Total additions                      7,104         196          59          92      1,043         228       8,722
                                        -------     -------     -------     -------    -------     -------     -------

Deductions
Deductions in net assets attributed to:
 Benefits paid to participants            3,007           2           1           1        163         233       3,407
 Administrative expenses                    127           -           -           -          2           -         129
                                        -------     -------     -------     -------    -------     -------     -------
     Total deductions                     3,134           2           1           1        165         233       3,536
                                        -------     -------     -------     -------    -------     -------     -------

Net increase (decrease) prior to
 interfund transfers                      3,970         194          58          91        878          (5)      5,186
Interfund transfers                      (1,256)        390          34         135          4         693           -
                                        -------     -------     -------     -------    -------     -------     -------
     Net increase (decrease)              2,714         584          92         226        882         688       5,186

Net assets available for benefits:
 Beginning of year                       27,221           -           -           -      1,423       2,543      31,187
                                        -------     -------     -------     -------    -------     -------     -------
 End of year                            $29,935         584          92         226      2,305       3,231      36,373
                                        =======     =======     =======     =======    =======     =======     =======

See accompanying notes to financial statements.

                         FOODMAKER, INC. EASY$AVER PLUS PLAN

                            Notes to Financial Statements

                             December 31, 1997 and 1996

1.   DESCRIPTION OF THE PLAN

     The following brief description of the Foodmaker, Inc. Easy$aver Plus Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a.   General:

     The Plan was established effective April 1, 1983 for the purpose of enabling employees to enhance their long-range financial security through regular savings with the benefit of Foodmaker, Inc. (the "Company") contributions. The benefits provided under the Plan are intended to supplement the retirement benefits provided under other plans sponsored by the Company.
The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"); however, benefits under the Plan are not eligible for plan termination insurance provided by the Pension Benefit Guaranty Corporation under Title IV of ERISA.

    The Company, as plan sponsor, makes contributions to the Plan and pays a portion of the administrative costs. Subject to certain restrictions, the plan sponsor also has the authority and responsibility for the general administration of the Plan. The Chairperson of the Company's Board of Directors is authorized to appoint the members of the Administrative Committee (the "Committee").
Mellon Bank, N.A. has become successor trustee to Northern Trust Company, and has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan. Beginning in April 1996, recordkeeping administrative services are performed by Dreyfus Service Corporation. In connection with this change in recordkeeper, the Plan offers daily investment trading and has increased the number of investment choices to twelve.

     The Plan covers substantially all regular administrative, clerical, warehouse and distribution employees, and maintenance and equipment technicians of the Company who have completed one year of service, receive regular compensation from a payroll in the United States, and have attained age 21. For employees hired on or after April 1, 1996, the one year of service requirement was changed to one year of service in which the employee is credited with at least 1000 hours of service. Participation by eligible employees is voluntary.

                         FOODMAKER, INC. EASY$AVER PLUS PLAN

                            Notes to Financial Statements

                             December 31, 1997 and 1996
                                    (Continued)

1.   DESCRIPTION OF THE PLAN (Continued)

b.   Contributions:

     Participants can elect to have the Company contribute to the Plan any amount from 2% to 12% of their compensation in 1% increments through payroll deductions not to exceed $9,500. This deferral is referred to as a pre-tax deferral, i.e., it is not subject to income taxes in the year deferred. Except as described below, the Company has made matching contributions equal to 50% of each participant's first 4% of base compensation deferred. Effective April 3, 1995, the Company temporarily suspended matching contributions. Effective October 2, 1995, the Company reinstated matching contributions. Prior to January 1, 1989, participants who deferred at least 4% of compensation could have elected to contribute an additional 1% to 10% of compensation, in 1% increments, on an after-tax basis. Beginning January 1, 1989, after-tax contributions could have been made whether or not the participant had elected to make any pre-tax deferrals. Effective April 1, 1991, participants were no longer able to make after-tax contributions to the Plan.

c.   Vesting:

     Participants have a fully vested interest in their pre-tax deferrals and after-tax contributions plus actual earnings thereon. Company contributions vest at the rate of 25 percent for each year of service by the participant or upon attainment of age sixty-five, disability, death or termination of the Plan. The vested amount in a participant's account normally is distributed upon termination of employment. The amount of the Company's contribution that is not vested with respect to any participant is forfeited upon termination of employment, but is restored if the participant becomes an eligible employee within five years after termination. Forfeitures are used to reduce employer contributions. During the year, no forfeitures were used to reduce employer contributions. As of December 31, 1997, plan assets included $34,247 of unallocated forfeitures.

d.   Participant Accounts:

     As of December 31, 1997, the trustee maintains twelve investment funds. Effective March 31, 1996, the Fidelity Equity Income Fund and the Twentieth Century Select Fund were discontinued. Participant balances were reinvested on April 1, 1996 in the Dreyfus Lifetime Growth & Income Fund and the Dreyfus Disciplined Stock Fund, respectively. Also effective April 1, 1996, the Fixed Income Fund was renamed the Certus Stable Value Fund and investment management duties previously performed by State Street Bank are now performed by Certus. Participants may direct their pre-tax deferrals, after-tax and Company matching contributions to be placed in any of the twelve investment funds allocated in multiples of 10% to any combination of these investment funds. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate.

                      FOODMAKER, INC. EASY$AVER PLUS PLAN

                         Notes to Financial Statements

                           December 31, 1997 and 1996
                                  (Continued)

1.   DESCRIPTION OF THE PLAN (Continued)

d.   Participant Accounts (continued):

     Participants may elect to transfer all or any multiple of 10% of the value of their accounts among funds on any market trading day. Pending investment of the assets in an investment fund, the trustee may temporarily make certain short-term investments.

     The Plan permits voluntary withdrawals by participants of their after-tax contributions and related earnings no more than once every six months. Because of certain Internal Revenue Service regulations, participants may, with Committee approval, withdraw pre-tax deferrals (exclusive of earnings for withdrawals after December 31, 1989), Company matching contributions (if the participant is fully vested) and related earnings only in the event of a financial hardship. The Plan permits participants to borrow from the investment funds. Loans are subject to such rules and regulations as the Committee may adopt, including but not limited to the following: (1) the amount of the loan is subject to certain limitations, (2) the loan bears interest at prevailing rates and repayments are to be made through payroll deductions, and (3) the payment of a processing fee is required. Amounts loaned to participants are treated as invested in such loans and, to the extent unpaid, do not generate any earnings other than interest thereon.

e.   Use of Estimates:

     The Plan sponsor and administrator have made a number of estimates and assumptions relating to the reporting of net assets available for benefits and changes in net assets available for benefits to prepare the financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

f.   Reclassifications:

     Certain 1996 balances have been reclassified to conform to 1997 presentation.

2.   SUMMARY OF ACCOUNTING POLICIES

     The financial statements of the Plan are prepared using the accrual method of accounting.

     The Plan's common/collective trust funds are stated at fair value. The Plan's investments in common stocks and mutual funds are stated at fair value, which is determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. All receivables and liabilities are valued at cost, which approximates fair value.

                        FOODMAKER, INC. EASY$AVER PLUS PLAN

                           Notes to Financial Statements

                             December 31, 1997 and 1996
                                    (Continued)


2.   SUMMARY OF ACCOUNTING POLICIES (Continued)

     The Plan's guaranteed investment contracts with insurance companies are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less Plan withdrawals and certain expenses (See Note 4).

3.   INVESTMENTS

     Investments consist of the following at December 31, 1997 and 1996:

                                            December 31, 1997                        December 31, 1996
                                      ----------------------------             -----------------------------
                                               Contract      Fair                       Contract       Fair
Description of Investment             Cost       Value       Value             Cost       Value        Value
-------------------------             ----       -----       -----             ----       -----        -----
                                                                 (in thousands)
TBC, Inc. Pooled Employee Fund     $    48           -          48              153           -          153

Guaranteed Investment Contracts      5,347       5,347           -            9,896       9,896            -

Dreyfus Certus Stable Value Fund
   (net asset value $1.00
    in 1997 and 1996)                6,254           -       6,254            3,554           -        3,554

Dreyfus Short-Intermediate
 Government Fund (net asset
  value $11.14 and $10.87
  in 1997 and 1996, respectively)    1,046           -       1,018              918           -          918

Dreyfus Disciplined Stock Fund
   (net asset value $26.91
    and $26.40 in 1997 and
    1996, respectively)              6,518           -       7,537            5,031           -        5,355

Dreyfus Lifetime Income Fund
   (net asset value $13.40 and
    $12.78 in 1997 and 1996,
    respectively)                      254           -         244              110           -          106

Dreyfus Lifetime Growth
  & Income Fund
   (net asset value $15.17
    and $15.51 in 1997 and
    1996, respectively)             10,169           -      10,529            8,497           -        8,954

                       FOODMAKER, INC. EASY$AVER PLUS PLAN

                           Notes to Financial Statements

                            December 31, 1997 and 1996
                                   (Continued)

3.   INVESTMENTS (Continued)

                                            December 31, 1997                        December 31, 1996
                                      ----------------------------             -----------------------------
                                               Contract      Fair                       Contract       Fair
Description of Investment             Cost       Value       Value             Cost       Value        Value
-------------------------             ----       -----       -----             ----       -----        -----
                                                                  (in thousands)
Dreyfus Lifetime Growth Fund
   (net asset value $17.30
    and $16.26 in 1997 and 1996,
    respectively)                    1,045           -         938              302          -          300

Neuberger & Berman Guardian Trust
   (net asset value $17.14 and
    $15.87 in 1997 and 1996,
    respectively)                      957           -         966              366          -          396

Crabbe Huson Equity Fund
   (net asset value $20.41 and
    $18.85 in 1997 and 1996,
    respectively)                      429           -         394              169          -          169

Heartland Value Fund
   (net asset value $34.55 and
    $31.65 in 1997 and 1996,
    respectively)                    1,327           -       1,301              569          -          575

Crabbe Huson Special Fund
   (net asset value $15.48 and
    $14.33 in 1997 and 1996,
    respectively)                      219           -         198               86          -           89

Warburg Pincus International
   Equity Fund (net asset value
     $20.75 and $20.84 in 1997
     and 1996, respectively)           536           -         439              223          -          222

Foodmaker, Inc. Common Stock         2,806           -       4,118            1,895          -        2,288

Participant notes receivable         3,801           -       3,801            3,231          -        3,231
                                   -------     -------     -------          -------    -------      -------
                                   $40,756       5,347      37,785           35,000      9,896       26,310
                                   =======     =======     =======          =======    =======      =======

4.   INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

     The Certus Stable Value Fund includes various guaranteed investment contracts ("GIC's") with insurance companies. These GIC's guarantee a fixed rate of interest over a specified period of time. Funds may be withdrawn from any GIC by the Plan, prior to the maturity of the GIC, in order to meet the withdrawal elections by the Plan participants from the Certus Stable Value Fund. The average yield on these contracts was 6.4% and 6.2% for the plan years ended December 31, 1997 and 1996, respectively. The crediting interest rates on these contracts approximated the average yield as of December 31, 1997 and 1996.

                      FOODMAKER, INC. EASY$AVER PLUS PLAN

                          Notes to Financial Statements

                            December 31, 1997 and 1996
                                   (Continued)

5.   FEDERAL INCOME TAXES

     The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated April 1, 1987, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan was amended and restated thereafter effective January 1, 1988 and January 1, 1989. On November 28, 1995, the IRS issued a favorable tax determination letter related to these restatements. The Plan was further restated effective
January 1, 1996. The Plan sponsor believes that the Plan continues to qualify and to operate as designed, and the related trust is tax exempt.

                                                                     Schedule I
                                                                     ----------

                       FOODMAKER, INC. EASY$AVER PLUS PLAN

            Line 27a-Schedule of Assets Held for Investment Purposes
                                 (in thousands)

                                                      December 31, 1997                          December 31, 1996
                                           ------------------------------------        ------------------------------------
                                            Number of                   Current         Number of                   Current
Description of Investment                  Shares/Units      Cost        Value         Shares/Units      Cost        Value
-------------------------                  ------------      ----       -------        ------------      ----       -------
Common/Collective Trust Funds:

* TBC, Inc. Pooled Employee Fund                48        $    48            48            153        $   153           153
                                                          -------       -------                       -------       -------
                                                               48            48                           153           153
                                                          -------       -------                       -------       -------

Guaranteed Investment Contracts:

 Metropolitan, 6.10% matures 6/30/97             -              -             -              -            701           701

 NY Life, 5.03% matures 6/30/98                  -            312           312              -            591           591

 Principal Mutual, 5.02% matures
   12/31/97                                      -              -             -              -            502           502

 Hartford, 4.79% matures 12/31/97                -              -             -              -            337           337

 Provident, 4.18% matures 6/30/97                -              -             -              -            312           312

 Hartford, 4.76% matures 6/30/97                 -              -             -              -            550           550

 NY Life, 6.22% matures 12/31/98                 -            280           280              -            524           524

 Principal Mutual, 6.86% matures
   6/30/99                                       -            665           665              -          1,249         1,249

 Life of VA, 7.76% matures
   12/31/99                                      -            865           865              -            800           800

 Hancock, 7.61% matures
   quarterly through 12/31/99                    -            562           562              -            675           675

 Transamerica, 5.49% matures
   9/30/98                                       -            666           666              -          1,262         1,262

 Metropolitan, 7.28% matures
   12/31/99                                      -          1,104         1,104              -          1,135         1,135

 NY Life, 6.05% matures
   9/30/98 and 12/31/98                          -            893           893              -          1,258         1,258
                                                          -------       -------                       -------       -------
                                                            5,347         5,347                         9,896         9,896
                                                          -------       -------                       -------       -------

                                                                                                                (Continued)

                                                          ----------------------

                            FOODMAKER, INC. EASY$AVER PLUS PLAN

             Line 27a-Schedule of Assets Held for Investment Purposes
                                  (in thousands)

                                                      December 31, 1997                          December 31, 1996
                                           ------------------------------------        ------------------------------------
                                            Number of                   Current         Number of                   Current
Description of Investment                  Shares/Units      Cost        Value         Shares/Units      Cost        Value
-------------------------                  ------------      ----       -------        ------------      ----       -------
Mutual Funds:


* Dreyfus Certus Stable Value Fund
   (net asset value $1.00 in 1997
    and 1996)                               6,253.18        6,254         6,254          3,553.76       3,554         3,554

* Dreyfus Short-Intermediate Government
   Fund (net asset value $11.14 and
   $10.87 in 1997 and 1996, respectively)      93.91        1,046         1,018             84.45         918           918

* Dreyfus Disciplined Stock Fund
   (net asset value $26.91 and $26.40 in
    1997 and 1996, respectively)              242.20        6,518         7,537            202.86       5,031         5,355

* Dreyfus Lifetime Income Fund
   (net asset value $13.40 and $12.78 in
    1997 and 1996, respectively)               18.94          254           244              8.27         110           106

* Dreyfus Lifetime Growth & Income Fund
   (net asset value $15.17 and $15.51 in
    1997 and 1996, respectively)              670.35       10,169        10,529            577.32       8,497         8,954

* Dreyfus Lifetime Growth Fund
   (net asset value $17.30 and $16.26 in
    1997 and 1996, respectively)               60.39        1,045           938             18.48         302           300

  Neuberger & Berman Guardian Trust
   (net asset value $17.14 and $15.87 in
    1997 and 1996, respectively)               55.81          957           966             24.92         366           396

  Crabbe Huson Equity Fund
   (net asset value $20.41 and $18.85 in
    1997 and 1996, respectively)               21.03          429           394              8.97         169           169

  Heartland Value Fund
   (net asset value $34.55 and $31.65 in
    1997 and 1996, respectively)               38.40        1,327         1,301             18.16         569           575

  Crabbe Huson Special Fund
   (net asset value $15.48 and $14.33 in
    1997 and 1996, respectively)               14.16          219           198              6.17          86            89

  Warburg Pincus International Equity
   Fund (net asset value $20.75 and
   $20.84 in 1997 and 1996, respectively)      25.83          536           439             10.62         223           222
                                                          -------       -------                       -------       -------
                                                           28,754        29,818                        19,825        20,638

* Foodmaker, Inc. Common Stock                273.39        2,806         4,118            257.23       1,895         2,288

* Participant notes receivable                     -        3,801         3,801                 -       3,231         3,231
                                                          -------       -------                       -------       -------
                                                          $40,756        43,132                        35,000        36,206
                                                          =======       =======                       =======       =======

* Party-in-interest


See accompanying Independent Auditors' Report.

                                                                     Schedule II
                                                                     -----------

                      FOODMAKER, INC. EASY$AVER PLUS PLAN

                 Line 27d-Schedule of Reportable Transactions
                          Year ended December 31, 1997
                                (in thousands)

                                                                                                Current
                                                                                                 Value
                                                                                              of Asset on
Identity of Party             Description                Purchase      Selling      Cost of   Transaction     Net
    Involved                    of Asset                  Price         Price        Asset        Date        Gain
    --------                    --------                  -----         -----        -----        ----        ----
The Dreyfus Corporation     Dreyfus Lifetime Portfolio   $1,914             -        1,914        1,914          -
                            Growth & Income                   -         1,844        1,597        1,844        247
                            Income Fund


The Dreyfus Corporation     Dreyfus Disciplined           2,118             -        2,118        2,118          -
                            Portfolio Stock Fund



Foodmaker, Inc.             Common Stock                  1,904             -        1,904        1,904          -



The Boston Company          TBC, Inc. Pooled              8,622             -        8,622        8,622          -
                            Employee Fund                     -         8,766        8,766        8,766          -


Certus Asset Advisors       Certus Stable Value           6,337             -        6,337        6,337          -
                            Fund                              -         3,626        3,626        3,626          -




See accompanying Independent Auditors' Report.

                                  EXHIBITS

1.  Consent of KPMG Peat Marwick LLP.


                                 SIGNATURES

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           FOODMAKER, INC. EASY$AVER
                                           PLUS PLAN





Date:  June 15, 1998                   By:LAWRENCE E. SCHAUF
                                          ------------------
                                          Lawrence E. Schauf
                                          Member, Administrative Committee

                                                                       Exhibit 1



                          Independent Auditors' Consent
                          -----------------------------

The Board of Directors
Foodmaker, Inc.:

We consent to incorporation by reference in the registration statement (No. 33-54602) on Form S-8 of Foodmaker, Inc. of our report dated June 15, 1998, relating to the statements of net assets available for benefits of the Foodmaker, Inc. Easy$aver Plus Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 1997, and all related schedules, which report appears in the December 31, 1997 annual report on Form 11-K of the Foodmaker, Inc. Easy$aver Plus Plan.

                                             KPMG PEAT MARWICK LLP

San Diego, California
June 15, 1998